Divakar Gupta

T: (212) 479-6474

dgupta@cooley.com

July 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Torney Mary Mast Doris Stacey Gama Laura Crotty

Re:	LB Pharmaceuticals Inc Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on June 24, 2024 CIK No. 0001691082

Ladies and Gentlemen:

On behalf of LB Pharmaceuticals Inc (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 2, 2024 (the “Comment Letter”) regarding the above-referenced Amendment No.1 to the draft Registration Statement on Form S-1, as confidentially submitted to the Commission on June 24, 2024. Concurrently with the submission of this response letter, the Company is confidentially submitting its Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Prospectus Summary

Overview, page 1:

1.	We note your response to prior comment 3. Please further revise your disclosure to include the date the company first submitted the IND to the FDA.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 130 of the Registration Statement.

Business

Our Solution: LB-102 for the Treatment of Schizophrenia, page 112

2.	In response to prior comment 15 you discuss a 2014 study of 30 psychiatric drugs. If true, please clarify that this study was conducted by a third party.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 125 and 128 of the Registration Statement.

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

July 23, 2025

P age Two

* * *

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:

Heather Turner, LB Pharmaceuticals Inc

Gad Soffer, LB Pharmaceuticals Inc

Marc Panoff, LB Pharmaceuticals Inc

Brandon Fenn, Cooley LLP

Marc Recht, Cooley LLP

Minkyu Park, Cooley LLP

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com